Independent Accountants' Report



To the Board of Trustees of The Dreyfus/Laurel Funds Trust and Securities and Exchange Commission:

We have examined management's assertion about Dreyfus Premier Managed Income Fund, Dreyfus Premier Limited Term High Income Fund and Dreyfus Core Value Fund (constituting The Dreyfus/Laurel Funds Trust) (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 1997 and for the period from July 31, 1997 (the date of our last examination) through December 31, 1997, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997 and for the period from July 31, 1997 through December 31, 1997, with respect to securities transactions:

  Count and inspection of all securities located in the Mellon Trust - Global Trust Services ("Mellon Trust") vault at 120 Broadway, New York, New York as of October 31, 1997;

  Review of Mellon Trust's systems of reconciliation and control including their reconciliations with The Federal Reserve Bank of Boston, Depository Trust Company, Participant Trust Company and other depositories/intermediaries, as well as their reconciliation of these holdings with customers' positions. Such review included analysis and testing of a sample of reconciling items;

  Agreement of pending trade activity for the Funds as of December 31, 1997 to their corresponding subsequent bank statements;

  Review of the investment accounts and supporting records of the Funds, including tests of security transactions since our last report, on a test basis.



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that The Dreyfus/Laurel Funds Trust was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997 and for the period from July 31, 1997 through December 31, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Dreyfus/Laurel Funds Trust and the Securities and Exchange Commission and should not be used for any other purpose.


                            /s/KPMG Peat Marwick LLP


February 3, 1998




                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                FORM N-17f-2

             Certificate of Accounting or Securities and Similar
                        Investments in the Custody of
                       Management Investment Companies

                  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act File                  Date examination
     Number:                                      completed:
     811-5240                                     12/31/97

2.   State Identification Number:


AL         AK        AZ        AR        CA        CO
CT         DE        DC        FL        GA        HI
ID         IL        IN        IA        KS        KY
LA         ME        MD        MA        MI        MN
MS         MO        MI        NE        NV        NH
NJ         NM        NY        NC        ND        OH
OK         OR        PA        RI        SC        SD
TN         TX        UT        VT        VA        WA
WV         WI        WY        PUERTO
                               RICO
Other
Specify:

3. Exact name of investment company as specified in registration statement:
     The Dreyfus/Laurel Funds Trust

4. Address of principal executive office: (number, street, city, state, zip code)
     200 Park Avenue, 55th Floor, New York, NY 10166

INSTRUCTIONS

   The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


           THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT